Exhibit 23.3

802 N Washington St

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Tongji Healthcare Group, Inc. 2020 Equity Incentive Plan, as filed with the SEC, of our audit report dated November 12, 2020, on the consolidated balance sheet of West of Hudson Group, Inc. as of June 30, 2020, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from January 2, 2020 through June 30, 2020, and the related notes to the financial statements. Our report contains an emphasis of matter paragraph regarding substantial doubt as to West of Hudson Group, Inc.’s ability to continue as a going concern.

/s/ Fruci & Associates II, PLLC
Spokane, Washington
January 19, 2021